September 8, 2005
Mr. Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-6010

RE:	MDI, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Mr. Todd’s Letter dated August 26, 2005 File No. 000-09463
Dear Mr. Todd:
Thank you for your letter dated August 26, 2005 to the attention of Jon Greenwood on behalf of MDI, Inc. We at MDI are appreciative of your review and the spirit in which your have offered your comments. It is our goal to closely heed your suggestions in our future filings and we are appreciative of your making yourself and others at the SEC available should we have questions on any matter involving our SEC filings.
What follows are our responses to your comments. To the extent additional information and/or documentation is requested by you or your staff, we stand ready to cooperate.
Specific responses are indexed to your comments.
Form 10-K as of December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Results of Operations, page 10
1.	“Please expand future MD&A to make quantified disclosure about anticipated and actual cost savings derived from restructuring efforts. Your disclosures should consider the guidance set forth in the Question under ‘Disclosures’ to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.”
Response:	In future filings, the Company will expand MD&A to make quantified disclosure about anticipated and actual cost savings derived from restructuring efforts. We reviewed SAB Topic 5-P and understand the importance of quantified disclosures related to restructuring and anticipated cost savings.
Financial condition, liquidity and capital resources, page 12
2.	“We see that your operations consumed significant cash in 2004 and 2003. We also see your decreased liquidity from 2003 to 2004. In future filings please expand to provide a more thorough discussion of cash flows from operating activities. That expanded analysis should fully reflect the guidance set forth in FR-72 (Exchange Act release 34-48960). As noted in the Release, we believe that this discussion should focus on the underlying drivers of operating cash flows and should provide disclosure about the reasons for changes in

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those cash flows from period to period. Please note that the form of the cash flow statement should drive the substance of the analysis. That is, the discussion should not essentially repeat information already disclosed on the face of the cash flow statement.”
Response:	In future filings, the Company will expand its disclosures to provide a more thorough discussion of cash flows from operating activities. We reviewed FR-72 (Exchange Act release 34-48960) and understand the importance of more thorough explanations of the underlying business factors that affect the sources and uses of cash flows, specifically those material items which may not be apparent from the Statement of Cash Flows.
3.	“You disclose that you ‘should have enough liquidity to satisfy requirements for at least the next 12 months.’ We also see that cash and cash equivalents for at December 31, 2004 totaled only $3.4 million while you had an operating cash burn in excess of $10 million during that year. Please expand future filings to disclose more detail about how you intend to fund your business and the bases for your assertion about the sufficiency of liquid resources. As necessary, quantify specific financing needs and discuss the expected sources of that financing. Clarify the potential impact if you are unable to obtain any necessary additional funding.”
Response:	In future filings, the Company will expand its disclosures to provide more detail about how it intends to fund the business and the bases for the assertions about the sufficiency of liquid resources. We will also provide more information about specific financing needs and we will discuss the expected sources of that financing. Finally, we will clarify the potential impact to the business if necessary funding is unavailable.
Item 18. Financial Statements and Supplementary Data, page 15
Note 2: Discontinued Operations, page 24
4.	“We note that you sold your SecurityandMore and Industrial Vision Source distribution businesses to Mace Security International, Inc. in exchange for $5.6 million. With respect to the disposition, please tell us why you did not file S-X Article 11 pro forma financial statements on a Form 8-K. For guidance, please refer to the instructions to Form 8-K.”
Response:	At the time of the filing of the Form 8-K, it was the belief of the company that it did not need to file pro forma financial statements related to this sale transaction because the sold business units were already reported as a separate segment (the DSG Segment) within the Company’s prior Form 10-K and 10-Q filings and believed the segment disclosures provided sufficient information for users of the financial statements to understand the effects of the sale on our continuing business. Upon reviewing the guidance for Form 8-K and S-X Article 11, the Company recognizes that presentation of pro forma financial statements would lead to more complete disclosure and should have been included in a Form 8-K. Given the time that has elapsed since the disposition and because the Company has filed a 10-K since the sale that presented the operations as discontinued, the Company believes filing an 8-K to include pro forma financial statements would no longer be of benefit to users of the financial statements. In the event of future sales, the Company will comply with the requirement to provide required pro forma financial statements on a Form 8-K.
Note 7: Goodwill, page 32
5.	“We see that goodwill is significant to your assets. We also see a recent history of operating losses, declining revenues, asset and business sales, and negative operating cash flows. In future filings please expand to more fully describe why you believe your goodwill is not impaired. Please address the business and operational factors you considered in preparing the annual impairment evaluation. In that regard, we see that your

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evaluation is based on a discounted cash flow analysis. Please also expand future filings to describe how you estimate cash flows and determine the discount rate for that purpose.”
Response:	In future filings, the company will expand its disclosures to more fully describe why we believe goodwill is not impaired. The Company will also provide more information on the methods and assumptions used to estimate future discounted cash flows.
Company Acknowledgement Statements
     The Company hereby acknowledges that;
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Once again, we are appreciative of the instructive and cooperative nature of your August 26, 2005 letter to us and your offer to allow us to maintain continued contact with you in the future.
Sincerely,

/s/ Collier Sparks

J. Collier Sparks
President and Chief Executive Officer

/s/ Jon Greenwood

Jon D. Greenwood
Chief Financial Officer